Eli Lior | Eli is a serial entrepreneur with rich experience in managing and leading technology companies. In 2009 before Co-founding Cigloo, Eli was the Co-Founder and CFO of ControlUp, a real-time management and control software development company. Prior to that, Eli founded and headed as CEO Commart Technologies, an Israeli IT service company, and was also President of the Incom Group, which specialized in international telecommunications and sold to an American company in 1995. Eli studied economics and statistics at the Hebrew university in Jerusalem and is a graduate of the IDF'S "Mamram" central computer unit where he served as a captain of the "8200 Intelligence Unit" for 6 years. Thereafter, Eli managed for 6 years the IT and communication unit of Intel Corp. in Israel.

Tsur Yahav | Acting CTO. Tsur is the acting CTO of Cigloo and has extensive experience and expertise in all browser-virtualization based fields, with a record of managing over 40 enterprise-level projects of Jetro and Citrix involved products. Before co-founding Cigloo, Tsur was VP at ONE1. Prior to that, he was the division manager of SBC at Ness Technologies and has held additional high-level roles in corporate Israeli organizations for more than 20 years.

Hadar Eshel | CEO and Co-founder. Hadar's expertise and passion lies in introducing new technology products to new markets and building a solid marketing mechanism. Prior to joining Cigloo, Hadar was Co-Founder and VP Marketing and Sales of a cloud database security company named GreenSQL / Hexatier, which was acquired in 2016 by the Huawei corporation for 42M$. Prior to that Hadar founded and served as CEO of TrekIT, a two-tier distribution operation, which was the first to introduce F5 and Fortinet to the local Israeli market growing from $0 to over $10M in less than 3 years.

Gad Marton | VP Sales. Gad brings vast entrepreneurship experience in leading technology and business strategies. Prior to joining Cigloo, Gad established the EMEA sales channel operation for ControlUp. His expertise is in developing global sales channels and strategic alliances. In 2001 Gad co-founded Jetro Platforms where he served as VP Product Development and later on as VP Sales and Professional Services. Jetro Platforms (Acquired by RDT in 2008) was the first SBC software vendor at the time which offered a Secure Browsing Solution based on remote desktop platform.